SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of November, 2011

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE 25.11.2011 17:34 Dissemination of a Voting Rights Announcement, transmitted by DGAP - a company of EquityStory AG. The issuer is solely responsible for the content of this announcement.

On November 24, 2011, Allianz Global Investors Kapitalanlagegesellschaft mbH, Frankfurt/Main, Germany has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Germany, have exceeded the 3% threshold of the Voting Rights on November 23, 2011 and on that day amounted to 3.01% (this corresponds to 3065335 Voting Rights). According to Article 22, Section 1, Sentence 1, No. 6 of the WpHG, 0.69% of the Voting Rights (this corresponds to 682342 Voting Rights) is to be attributed to the company. On November 22, 2011, Allianz Global Investors Kapitalanlagegesellschaft mbH, Frankfurt/Main, Germany has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Germany, have fallen below the 3% threshold of the Voting Rights on November 18, 2011 and on that day amounted to 2.98% (this corresponds to 3035335 Voting Rights).

According to Article 22, Section 1, Sentence 1, No. 6 of the WpHG, 0.67% of the Voting Rights (this corresponds to 682342 Voting Rights) is to be attributed to the company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	November 25, 2011	By:	/s/ Paul Hyland
		Name:	Paul Hyland
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO